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                     May 16, 2024

       Yusuke Shono
       Chief Executive Officer and Director
       Warrantee Inc.
       1103, Kitahama Craft
       2-4-1 Doshomachi, Chuo-ku
       Osaka City, Osaka 541-0045, Japan

                                                        Re: Warrantee Inc.
                                                            Form 20-F for
Fiscal Year Ended March 31, 2023
                                                            File No. 001-41433

       Dear Yusuke Shono:

              We issued comments on the above captioned filing on February 27, 2024. On April 10,
       2024, we issued a follow-up letter informing you that comment(s) remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services